03 AUG -5 AM 7:21

July 24, 2003

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.



03029046

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

SUPPL

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

"Kobe Steel to separate embedded software business"

Thank you for your assistance in handling it as required.

Sincerely yours,

Kanako Nakagawa
Finance Department
Kobe Steel, Ltd.

Kobe Steel, Ltd.
Tokyo Stock Exchange No. 5406

Kobe Steel to separate embedded software business

TOKYO (July 24, 2003) – Kobe Steel, Ltd. plans to separate its embedded software business on October 31, 2003. This decision was made at the board of directors' meeting held today.

1. Purpose of Corporate Separation

By separating the embedded software business, Kobe Steel anticipates the business will be able to respond quicker to the changing market and further growth.

2. Outline of Corporate Separation

(1) Separation Schedule

Board of directors' meeting:	July 24, 2003
Separation date:	October 31, 2003
Establishment of new company:	October 31, 2003

(2) Method of Separation

Kobe Steel plans to transfer its embedded software business to MMP Corporation (provisional name), which will be established to continue the embedded software business. In accordance with Paragraph 1 of Article 374-6 of the Commercial Code, Kobe Steel is not required to gain the approval of the general shareholders' meeting to transfer the business.

(3) Allocation of Shares

The 4,000 common shares to be issued by the new company will be allocated to Kobe Steel.

(4) Change in Capital due to Separation

Kobe Steel does not foresee changes in its capital, as it will receive shares in the new company equivalent to the value of the business to be transferred. As such, no changes are anticipated in the value of the shareholders' equity.

(5) Rights and Obligations of the New Company

The new company will assume all the rights and obligations of Kobe Steel's embedded software business.

(6) Future Fulfillment of Obligations

Kobe Steel expects no changes in its shareholders' equity as the value of the shares of the new company will be equivalent to the value of the business to be transferred. After the separation of the business, Kobe Steel does not foresee problems in executing its obligations.

The value of the assets of the new company is anticipated to be more than. the liabilities. As the shareholders' equity will be adequate, fulfilling the liability obligations of the new company is not anticipated to be a problem.

(7) Directors of the New Company
5 directors, including Masaru Tsukihara (representative director) and 4 others.
1 auditor

3. Outline of Companies

	Company Separating the business	Company Continuing the Business
Name of Company	Kobe Steel, Ltd. (As of March 31, 2003)	MMP Corporation (As of October 31, 2003)
Business	Iron & steel, aluminum & copper, infrastructure & plant engineering, machinery, real estate, other	Embedded software
Established	June 28, 1911	October 31, 2003 (planned)
Head office	Kobe, Hyogo, Japan	Tokyo, Japan
President	Koshi Mizukoshi	Masaru Tsukihara
Capital	218,163 million yen	200 million yen (planned)
No. of shares issued	2,974,549,861 shares	4,000 shares (planned)
Stockholders' equity	313,261 million yen	570 million yen (planned)
Total assets	1,419,159 million yen	710 million yen (planned)
Fiscal year ends	March 31	March 31
Employees	9,122	About 30 (planned)
Major users	Steel, aluminum, copper, plant engineering, and machinery industries	Embedded software market
Major shareholder	Nippon Life Insurance Co., Mizuho Corporate Bank, Ltd., others	100% held by Kobe Steel

Note: Figures for Kobe Steel are non-consolidated.

4. Details of the Business to be Separated

(1) Embedded software business
Development, manufacture and sales of embedded middleware, embedded development tools, and embedded database products

(2) Business Results of Embedded Software Business

	Embedded Software business	Kobe Steel	Ratio
Sales	991 million yen	807,231 million yen	0.12%

(3) Assets and liabilities to be transferred

Assets		Liabilities	
	Book value		Book value
Current assets	700 million yen	Current liabilities	140 million yen
Fixed assets	10 million yen		
Total	710 million yen	Total	140 million yen

5. Kobe Steel after Separation of the Embedded Software Business

(1) No changes are expected in the company name, business 4activities, location of the head office, president, capital, and fiscal ye ar.

(2) Change in liabilities
Only the value of liabilities to be transferred to the new company will decrease.

(3) Effect on business results
The corporate separation is expected to have an immaterial effect on Kobe Steel's business results.

For fur ther information, please contact:

Gary Tsuchida
Communication Center
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
Japan

Tel +81 3 5739-6010
Fax +81 3 5739-5971

E-mail www-admin@kobelco.co.jp
Web site http://www.kobelco.co.jp/index_e_wi.htm

Investor Relations
Tel +81 3 5730-6043